Exhibit 99.14

FIRST AMENDMENT TO LEASE

This is a First Amendment to Lease (this “First Amendment”) dated as of December 23, 2014 by and between 400 Centre Street LLC, a Massachusetts limited liability company (“Landlord”) and Five Star Quality Care, Inc., a Maryland corporation (“Tenant”).

WHEREAS, Landlord and Tenant entered into a lease dated May 12, 2011 with respect to the entire building and improvements located at 400 Centre Street, excluding the so-called Plaza building; and

WHEREAS, Landlord and Tenant desire to include the so-called Plaza building within the premises demised by the Lease.

NOW, THEREFORE, in consideration of the foregoing and for other consideration the receipt and sufficiency of which are hereby mutually acknowledged, Landlord and Tenant agree that the Lease shall be amended as follows, retroactively from and after October 1, 2014.

1. The Premises (as defined in the Lease) shall include all of the buildings and improvements at 400 Centre Street, including the Plaza building.
2. Tenant’s Percentage shall be 100%.
3. Tenant shall have the exclusive right to use the entire Parking Facility; any changes thereto or to its management shall be subject to the mutual agreement of Landlord and Tenant.
4. Annual Fixed Rent shall be increased by the following amounts for the following periods:

10/1/14 – 6/30/15	$8,114.46 per month
7/1/15 – 6/30/16	$8,303.17 per month
7/1/16 – 6/30/17	$8,491.88 per month
7/1/17 – 6/30/18	$8,680.58 per month
7/1/18 – 6/30/19	$8,869.29 per month
7/1/19 – 6/30/20	$9,058.00 per month
7/1/20 – 6/30/21	$9,246.71 per month

As a result, Annual Fixed Rent shall be as follows, commencing on October 1, 2014.

10/1/14 – 6/30/15	$882,209.50
7/1/15 – 6/30/16	$902,726.00
7/1/16 – 6/30/17	$923,242.50
7/1/17 – 6/30/18	$943,759.00
7/1/18 – 6/30/19	$964,275.50
7/1/19 – 6/30/20	$984,792.00
7/1/20 – 6/30/21	$1,005,308.50

Landlord and Tenant agree that as of October 1, 2014 the Premises contains 41,033 rentable square feet.

5. Notwithstanding Section 6.2.6 or Section 6.2.4(b) of the Lease (but otherwise subject to the other provisions of Section 6.2.4), Tenant shall be entitled to install and maintain in and on the Building reasonable signs identifying Tenant, subject to Landlord’s reasonable prior approval.  Tenant’s Sign shall be expressly for purposes of identifying Tenant and shall not include the name of any other person or entity. Tenant shall obtain, at its expense, all permits and approvals required for the installation of Tenant’s sign(s) prior to the installation thereof (but shall not be permitted to seek any zoning or similar relief for Tenant’s Sign without Landlord’s consent, which may be withheld in Landlord’s sole discretion), and shall keep all such permits and approvals in full force and effect throughout the term.  Prior to the expiration or earlier termination of the term of the Lease, Tenant shall remove Tenant’s sign(s) and all associated hardware from the Building and shall fill all holes and repair all damage caused by such removal.

6. Tenant warrants and represents that it has dealt with no broker in connection with this First Amendment.
7. As amended hereby, the Lease is hereby ratified and confirmed.

LANDLORD:
400 Centre Street LLC
By:	MA PO, LLC, its manager

By:	/s/ Ethan S. Bornstein
	Name:	Ethan S. Bornstein
	Title:	President

TENANT:
Five Star Quality Care, Inc.

By:	/s/ Bruce J. Mackey Jr.
	Name:	Bruce J. Mackey Jr.
	Title:	President and Chief Executive Officer